Exhibit 99.1

Wallbox Announces First Quarter 2025 Financial Results

BARCELONA, SPAIN - May 7, 2025 - Wallbox N.V. (NYSE:WBX), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced its financial results for the first quarter ended March 31, 2025 and provided a business update.

First Quarter 2025 Highlights and Business Update:

•	Generated revenue of €37.6 million in the quarter exceeding the guidance provided last quarter

•	Improved Gross Margin by 634 basis points quarter over quarter, now landing at 38.1% for the first quarter of 2025, within our target range

•	Adjusted EBITDA was €(7.8) million representing a 42% improvement quarter-over-quarter

•	North American sales maintained strong momentum, growing by 142% compared to the same period last year

•	Strong recovery of DC sales, growing 41% compared to last quarter

•	Continued operational optimization resulted in a 13% quarter-over-quarter reduction in labor costs and OPEX

•	Opened pre-orders for Wallbox’s Quasar 2 bi-birectional charger, in partnership with KIA, with a target to expand energy capabilities for Kia EV9 Drivers

•	Successfully obtained CTEP and NTEP certifications for the Supernova DC fast charger to boost sales in California, currently, the largest EV market in the USA

•	Finalized debt framework agreement with primary lenders Santander, BBVA, Caixa and the syndicated loan (EBN, ICO, ICF, MoraBanc and COFIDES) to defer debt payments until May 2026

•	Surpassed the milestone of 100,000 EV chargers produced in the U.S. facility in Arlington, Texas.

Executive Commentary

Enric Asunción, CEO of Wallbox, said, “We’ve kicked off 2025 with a solid first quarter, delivering revenue, Gross Margin, and Adjusted EBITDA in line or better than the guidance provided last quarter. Our growth with strategic partners and the creation of a healthy backlog for the upcoming quarter reinforce our confidence that we’re building real momentum. At the same time, we believe the Adjusted EBITDA break-even point is getting closer, thanks to continued gains in operational efficiency and another quarter of cost reductions, all while maintaining revenue. We’re also executing on strategic priorities, including opening pre-orders for Quasar 2 and restructuring banking agreements.”

Mr. Asunción continued, “The EV market delivered encouraging growth in the first quarter of 2025, a signal of renewed momentum for the industry. While we remain cautious in our outlook for the remainder of the year given ongoing economic uncertainty, our focus remains unchanged: to deliver best-in-class charging solutions that allow us to continue capturing growth from both existing and new customers, all while maintaining strict cost discipline. We are making meaningful progress across all these fronts. As Wallbox evolves into a more agile and efficient platform for growth, we are confident in our ability to unlock long-term value for our shareholders.”

Financial Outlook - Second Quarter 2025

The following reflects the company’s expectations for select key financial metrics for the second quarter 2025.

•	Expects second quarter 2025 revenue to be in the range of €37 million and €39 million

•	Expects Gross Margin[1] between 37% and 39%

•	Expects a negative Adjusted EBITDA[1] between €(5) million and €(8) million

[1]	See Non-IFRS Financial Measures section below

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, May 7, 2025. The live audio webcast and accompanying presentation, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

First Quarter 2025 Unaudited Financial Results

Wallbox N.V.

Consolidated Statements of Profit or Loss

(In thousand Euros)

	Year End		Quarter End
	2024	2023	Q1 2025	Q4 2024	Q1 2024
Revenue	163,943	143,769	37,642	37,394	43,050
Changes in inventories and raw materials and consumables used	(107,920)	(95,503)	(23,284)	(25,500)	(25,989)

Gross Profit	56,023	48,266	14,358	11,894	17,061
Employee benefits	(71,488)	(81,236)	(14,975)	(16,824)	(19,823)
Other operating expenses	(54,089)	(59,788)	(10,011)	(11,940)	(12,788)
Amortization and depreciation	(37,873)	(28,443)	(10,204)	(10,191)	(8,750)
Impairment of assets	(26,415)	—	1,194	(24,066)	—
Net other income	25	14,260	22	57	519

Operating Loss	(133,817)	(106,941)	(19,616)	(51,070)	(23,781)
Financial income	1,945	1,472	207	704	383
Financial expense	(23,680)	(15,247)	(3,489)	(6,484)	(5,878)
Change in fair value of derivative warrant liabilities	1,081	6,476	681	5,525	(344)
Foreign exchange gains / (losses)	(4,044)	1,466	3,876	(4,656)	(1,291)

Financial Results	(24,698)	(5,833)	1,275	(4,911)	(7,130)
Loss Before Tax	(158,515)	(112,774)	(18,341)	(55,981)	(30,911)
Income tax credit	6,723	703	(73)	5,097	486
Loss for the Period	(151,792)	(112,071)	(18,414)	(50,884)	(30,425)

Reconciliation

(In thousand Euros)

	Year End		Quarter End
	2024	2023	Q1 2025	Q4 2024	Q1 2024
Loss for the Period	(151,792)	(112,071)	(18,414)	(50,884)	(30,425)
Income tax credit	(6,723)	(703)	73	(5,097)	(486)
Amortization and depreciation	37,873	28,443	10,204	10,191	8,750
Financial income	(1,945)	(1,472)	(207)	(704)	(383)
Financial expenses	23,680	15,247	3,489	6,484	5,878
Change in fair value of derivative warrant liabilities	(1,081)	(6,476)	(681)	(5,525)	344
Foreign exchange gains/(losses)	4,044	(1,466)	(3,876)	4,656	1,291

EBITDA	(95,944)	(78,498)	(9,412)	(40,879)	(15,031)
Share based payment plan expenses	2,837	14,191	557	586	652
Other items	(25)	(3,094)	(22)	(57)	(519)
Negative goodwill	—	(11,166)	—	—	—
One-time expenses	6,123	3,031	2,289	2,761	1,194
Other non-cash expenses	712	1,360	26	138	220
Impairment of assets	26,415	—	(1,194)	24,066	—

Adjusted EBITDA	(59,882)	(74,176)	(7,756)	(13,385)	(13,484)

Wallbox N.V.

Cash & Cash Equivalents

Cash and Cash Equivalents

(In thousand Euros)

	Quarter Ended March 31		Year Ended December 31
	2025	2024	2024	2023
Cash and cash equivalents	35,582	77,932	20,036	101,158
Financial Investments (1)	5,053	5,395	25,578	5,426

Cash, cash equivalents and Financial Investments	40,635	83,327	45,614	106,584

(1)	Financial Investments are included in Other current financial assets

Wallbox N.V.

Investments and Loans & Borrowings

Investments and Loans & Borrowings

(In thousand Euros)

	Quarter Ended March 31		Year Ended December 31
	2025	2024	2024	2023
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	335	845	3,114	9,106
Intangible assets - excluding R&D (salaries capitalized)	378	927	6,790	7,103

Total Investments in Property, plant and equipment and Intangible Assets	713	1,772	9,904	16,209
Non-Current Liabilities – Loans and Borrowings	66,762	95,787	66,659	80,861
Current Liabilities – Loans and Borrowings	132,636	115,845	131,810	126,496

Total Loans and Borrowings	199,398	211,632	198,469	207,357

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s expected future operating results and financial position, long term profitability and cost optimization, industry and company growth, business strategy and plans and market opportunity, including in the California market. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives;political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Wallbox reports its financial information required in accordance with the International Financial Reporting Standards (“IFRS”). This release includes financial measures not based on IFRS, including Adjusted EBITDA and Gross Margin (the “Non-IFRS Measure”). See the definitions set forth below for a further explanation of these terms.

Wallbox defines “Gross Margin” as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). We define Adjusted EBITDA as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities.

Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Albert Cabanes	Michael Wilhelm
Public Relations	Corporate Development & IR
Press@wallbox.com	Investors@wallbox.com

Source: Wallbox N.V.